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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Processing Section
RECEIVED
MAR 02 2015
Washington DC

SEC FILE NUMBER
8- 50011

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2014 AND ENDING 12/31/2014

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

STANDARD CREDIT SECURITIES INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
255 Greenwich Street, 4TH FLOOR

(No. and Street)

NEW YORK,	**NEW YORK**	**10007**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
JUDITH A. RICCIARDI **(212) 791-4500**

(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Ernst & Young LLP

(Name - if individual, state last, first, middle name)

5 Times Square	**New York**	**New York**	**10036-6523**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, **Judith A. Ricciardi**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Standard Credit Securities Inc.**, as of **December 31, 2014** are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Financial & Operations Principal

Title

Notary Public

LYUDMILA FAYMAN
Notary Public, State of New York
No. 01FA6030084
Qualified in Nassau County
Commission Expires Sept. 7, 2017

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h)Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Standard Credit Securities, Inc.
(A Wholly-Owned Subsidiary of Standard Credit Holdings, Inc.)

Statement of Financial Condition

December 31, 2014

Contents

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Ernst & Young LLP
5 Times Square
New York, NY 10036-6530

Tel: +1 212 773 3000
Fax: +1 212 773 6350

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholder of
Standard Credit Securities, Inc.

We have audited the accompanying statement of financial condition of Standard Credit Securities, Inc. (the Company) as of December 31, 2014. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Standard Credit Securities, Inc. at December 31, 2014, in conformity with U.S. generally accepted accounting principles.

Ernst & Young LLP

February 27, 2015

Standard Credit Securities, Inc.
(A Wholly-Owned Subsidiary of Standard Credit Holdings, Inc.)

Statement of Financial Condition

December 31, 2014

Assets		
Cash	$	1,186,523
Deferred tax asset		116,499
Total assets	$	1,303,022
Liabilities and stockholder's equity		
Liabilities:		
Accrued expenses	$	257,500
Due to affiliate		52,547
Total liabilities		310,047
Stockholder's equity:		
Common stock, $1.00 par value; 1,000 shares authorized 100 shares issued and outstanding		100
Additional paid-in capital		935,617
Retained earnings		57,258
Total stockholder's equity		992,975
Total liabilities and stockholder's equity	$	1,303,022

The accompanying notes are an integral part of the statement of financial condition.

1. Organization

Standard Credit Securities, Inc. (SCS or the Company) is a Delaware corporation and a wholly-owned subsidiary of Standard Credit Holdings, Inc. (the Parent), a wholly-owned subsidiary of Tradition (North America), Inc. (TNA), which is, in turn, a wholly-owned subsidiary of Tradition Service Holdings S.A. (TSH), a company organized in Switzerland. TSH is a wholly-owned subsidiary of Compagnie Financière Tradition, a company also organized in Switzerland.

The Company is a registered broker-dealer under Section 15(b) of the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority (FINRA). SCS is an inter-dealer broker of corporate fixed income securities and emerging market bonds.

Effective January 1, 2014, the business activities of the Company are being conducted by an affiliate, Tradition Asiel Securities, Inc. The net revenues of the Company for the year ended December 31, 2014 relate to prior clearing activities with Pershing, LLC (the Clearing Broker), subsequently transferred in the current year. During the first quarter of 2014, the agreement with the Clearing Broker was terminated and all corresponding activity ended. The Company remained dormant through December 31, 2014.

2. Significant Accounting Policies

Basis of Accounting

The accompanying statement of financial condition of the Company has been prepared in accordance with accounting principles generally accepted in the United States (U.S. GAAP) and in accordance with Accounting Standards Codification (ASC) as set forth by the Financial Accounting Standards Board.

The following paragraphs describe our significant accounting policies at year end. These include any changes to our accounting policies which were effective January 1, 2014.

2. Significant Accounting Policies (continued)

Use of Estimates

The preparation of the statement of financial condition in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the statement of financial condition and accompanying notes. Management believes that the estimates utilized in preparing the statement of financial condition and accompanying notes are reasonable; however, actual results could differ from those estimates.

Revenue Recognition

The Company provides brokerage services from matched riskless principal transactions. Revenues from these transactions are recorded as follows:

Matched Principal – The Company earns revenue from principal transactions on the spread between the buy and sell price of the security that is brokered. In matched principal transactions, the Company simultaneously agrees to buy securities from one customer and sell them to another customer. The revenues from these transactions are recognized on trade date.

Income Taxes

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to the differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases in accordance with the provisions of ASC 740, *Income Taxes* (ASC 740). Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which the related differences are expected to be recovered or settled. To the extent it is more-likely-than-not that the deferred tax assets will not be recognized, a valuation allowance is established to offset their benefit.

2. Significant Accounting Policies (continued)

Income Taxes (continued)

ASC 740 also provides guidance and prescribes a recognition threshold and measurement attribute for statement of financial condition recognition and measurement of uncertain tax positions. Tax positions are recognized in the statement of financial condition only when it is more-likely-than-not that the position will be sustained upon examination by the relevant taxing authority based on the technical merits of the position. A position that meets this standard is measured at the largest amount of expense or benefit that will more-likely-than-not be realized upon settlement. A liability is established for differences between positions taken in a tax return and amount recognized in the statement of financial condition.

3. Related Party Transactions

Included in due to affiliate at December 31, 2014 are administration fees charged to the Company of $101,000. These fees are offset primarily by taxes owed from the affiliate of $50,553.

4. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's (SEC) Uniform Net Capital Rule 15c3-1 (the Rule), which specifies, among other requirements, minimum net capital requirements for registered broker-dealers. The Company elected to compute its net capital under the alternative method permitted by the Rule, which requires the Company to maintain minimum net capital, as defined, of $250,000.

The Rule provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital would be less than 120% of the minimum net capital requirement. In addition, certain advances, payments of dividends and other equity withdrawals are subject to certain notification requirements and restriction provisions of the Rule. At December 31, 2014, the Company had net capital of $876,476, which was $626,476 in excess of its required net capital of $250,000.

The Company does not carry the accounts of customers and is exempt from SEC Rule 15c3-3 under subparagraph (k)(2)(ii).

5. Concentration of Credit Risk

At December 31, 2014, the financial instrument that potentially subjects the Company to concentration of credit risk is cash of $1,186,523 which is insured up to $250,000 by the Federal Deposit Insurance Corporation (FDIC). The entire balance is on deposit with a major financial institution.

6. Income Taxes

The Company accounts for income taxes in accordance with the liability method. Under the liability method, tax rates are applied to cumulative temporary differences based on when and how they are expected to affect the tax return.

The Company is included in the federal and combined state and local income tax returns filed by TNA. The Company calculates its income tax expense as though it files a separate company tax return.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The Company has the net deferred tax asset of $116,499 at December 31, 2014, which is primarily due to a litigation accrual. The deferred tax asset at December 31, 2014, is reflected without reduction for a valuation allowance. The principal reasons for the difference between the Company's effective income tax rate and the statutory federal income tax rate relate to state and local taxes.

The Company is required to make its evaluation of tax positions taken or expected to be taken in order to determine whether the tax positions are more-likely-than-not of being sustained in the event of an examination by the applicable tax authority. Uncertain tax positions not deemed to meet a more-likely-than-not threshold would be recorded as a tax expense in the current year. The Company accounts for any such reserves as a component of income tax expense. As of and during the year ended December 31, 2014, the Company did not have any liabilities, interest or penalties related to uncertain tax positions. The Company is not currently under any federal, state or local jurisdiction audit. The Company does not have unrecognized tax benefits. As of December 31, 2014, the Parent's tax returns for 2011 through 2013 are subject to examination by tax authorities. The Company does not believe that it is reasonably possible that the total amount of unrecognized tax benefits will significantly change within the next 12 months.

7. Contingencies

The Company has been named a defendant in certain lawsuits and other legal proceedings. After considering all relevant facts and the advice of counsel, in the opinion of management such litigation will not, in the aggregate, have a material adverse effect on the Company's financial position or results of operations.

8. Subsequent Events

Subsequent to year-end, a FINRA arbitration and certain lawsuits naming the Company and certain affiliates were settled with no adverse effect to the Company's financial position or results of operations.

The Company has filed Form BDW on February 17, 2015.

The Company has evaluated subsequent events through the date the statement of financial condition was available to be issued and has noted no other significant events since the date of the statement of financial condition.